Exhibit 99.1

Boqii Holding Limited Announces Update on Substitution Listing and 1-for-160 Reverse Split

SHANGHAI, July 2, 2025 -- As Boqii Holding Limited (“Boqii” or the “Company”) (NYSE American: BQ) previously announced, the Company plans to cease the listing of the American Depositary Shares (the “ADSs”) representing its Class A ordinary shares of par value US$0.001 each on the NYSE American LLC (“AMEX”) and list its Class A ordinary shares of a par value of US$0.16 each on a post-reverse stock split basis for trading on AMEX in substitution for the ADSs (the “Substitution Listing”). The Company expects that the ADSs will cease trading on AMEX after market closes on July 10, 2025, and that the ADS Facility will be terminated before market opens on July 11, 2025.

In addition, The Bank of New York Mellon (the “Depositary”) of the Company’s ADSs will distribute to all owners and holders of the ADSs a notification, dated July 1, 2025 (the “Termination Notice”) regarding termination of the Deposit Agreement, dated as of September 29, 2020, by and among the Company, the Depositary, and all owners and holders of the ADSs (the “Deposit Agreement”). The effective date for the termination of the Deposit Agreement will be July 11, 2025 (the “Effective Date”).

Immediately following the termination of the ADS Facility and on the Effective Date, the Company will implement a reverse stock split (the “Reverse Split”), pursuant to which every 160 existing Class A ordinary shares of a par value of US$0.001 each (the “Ordinary Shares”) will be consolidated into one new ordinary share of a par value of US$0.16 each (each, a “New Ordinary Share”). As a result, on the Effective Date, each holder of the Company’s Ordinary Shares should expect to receive one (1) New Ordinary Share, with a par value of US$0.16 each, for every 160 existing Ordinary Shares previously held. Owners Outstanding ADSs will be automatically cancelled and will be exchanged for the corresponding number of New Ordinary Shares at a rate 15/16, or 0.9375 of a New Ordinary Share for each ADS cancelled (the “Mandatory Exchange”). All resulting fractional shares will be rounded up to the nearest whole number of shares on the participant level.

The Company expects that its New Ordinary Shares will commence trading on AMEX on a post- Reverse Split basis and after the Mandatory Exchange under the symbol “BQ” on July 11, 2025. Following the Reverse Split, the Company’s total outstanding ordinary shares will be reduced to 2,879,559 shares, comprising 2,798,073 New Ordinary Shares and 81,486 Class B ordinary shares. The Company expects that the trading price of its New Ordinary Shares will be adjusted as a result of the Mandatory Exchange and the Reverse Split. The new CUSIP number for the New Ordinary Shares will be G1311F119.

About Boqii Holding Limited

Boqii Holding Limited (NYSE American: BQ) is a leading pet-focused platform in China. It is the leading online destination for pet products and supplies in China with a broad selection of high-quality products including global leading brands, local emerging brands, and its own private label, Yoken, Mocare and D-cat, offered at competitive prices. Boqii’s online sales platforms, including Boqii Mall and our flagship stores on third-party e-commerce platforms, provide customers with convenient access to a wide selection of high-quality pet products and an engaging and personalized shopping experience. Its Boqii Community provides an informative and interactive content platform for users to share their knowledge and love for pets.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission (“SEC”), in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Further information regarding such risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor inquiries, please contact:

Boqii Holding Limited
Investor Relations
Tel: +86-21-6882-6051
Email: ir@boqii.com